Smart Rx Systems, Inc.

18540 N. Dale Mabry Highway,

Lutz, Florida 33548

(813) 374-3565

May 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Brian Fetterolf

Re:	Smart Rx Systems, Inc.
Offering Statement on Form 1-A
Filed May 2, 2025
File No. 024-12426

To Whom It May Concern:

On behalf of Smart Rx Systems, Inc. (the “Company”), I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on June 4, 2025 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Santu Rohatgi

Santu Rohatgi

Title: Chairman of the Board and President